Algonquin Power & Utilities Corp. Announces Election of Board of Directors
OAKVILLE, Ontario – June 9, 2017 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, NYSE: AQN) today announced that at the Company’s annual and special meeting of shareholders held on June 8, 2017, all of the nominees listed in its management information circular dated May 11, 2017 were elected as directors of APUC until the next annual meeting of shareholders. The detailed voting results for the election of directors are set out below.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of APUC. The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	178,274,831	99.18%	1,478,648	0.82%
Melissa Stapleton Barnes	179,149,857	99.66%	603,622	0.34%
Christopher Jarratt	151,104,734	84.06%	28,648,745	15.94%
D. Randy Laney	179,177,320	99.68%	576,159	0.32%
Kenneth Moore	179,214,567	99.70%	538,912	0.30%
Ian Robertson	179,229,862	99.71%	523,617	0.29%
Masheed Saidi	179,123,687	99.65%	629,792	0.35%
Dilek Samil	179,125,253	99.65%	628,226	0.35%
George Steeves	170,773,401	95.00%	8,980,078	5.00%

Shareholders also voted in favour of an advisory resolution on the Company’s approach to executive compensation, an amendment to the Company’s Performance and Restricted Share Unit Plan, and the re-appointment of Ernst & Young LLP as the Company’s auditor for the upcoming year.

Final voting results on all matters voted on at the annual and special meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.

About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to approximately 780,000 customers in the United States, and is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,300 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.

Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
Suite 100 - 354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770